                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                              -------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)


                       CONSOLIDATED CAPITAL PROPERTIES V
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                              -------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $1,608,208             Amount of Filing Fee: $321.64
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 55,455.45 units of limited partnership interest of the subject partnership for $29 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[  ]     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:   $321.64        Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D   Date Filed:   June 11, 1999




                         (Continued on following pages)

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 11 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), originally filed June 9, 1999, relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Properties V (the "Partnership"); and (b) Amendment No. 11 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on March 12, 1998, by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(iii) Amendment No. 3, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 9, 1998, Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 26, 1998, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO GP") and Apartment Investment and Management Company ("AIMCO"), and (viii) Amendment No. 8, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Madison River, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on June 9, 1999, by Cooper River, Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (x) Amendment No. 10, filed with the Commission on June 11, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

               (a)(1) Offer to Purchase, dated June 2, 1999 (previously filed).

               (a)(2)  Letter of Transmittal and related Instructions.

               (a)(3) Letter, dated June 2, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).

               (a)(4) Supplement to Offer to Purchase, dated June 11, 1999 (previously filed).

               (a)(5)  Supplement No. 2 to Offer to Purchase, dated July 1,
                       1999.

               (a)(6) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.

               (a)(7)  Notice of Withdrawal, dated July 1, 1999.

               (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

               (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

               (c)     Not applicable.

               (d)     Not applicable.

               (e)     Not applicable.

               (f)     Not applicable.

               (z)(1) Agreement of Joint Filing, dated June 2, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Madison River and Cooper River (previously filed).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999
                                   COOPER RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                   MADISON RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By:  AIMCO/IPT, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                      ---------------------------------
                                       Executive Vice President

                                 EXHIBIT INDEX



EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
(a)(1)             Offer to Purchase, dated June 2, 1999 (previously filed).

(a)(2)             Letter of Transmittal and related Instructions.

(a)(3)             Letter, dated June 2, 1999, from AIMCO OP to the Limited
                   Partners of the Partnership (previously filed).

(a)(4)             Supplement to Offer to Purchase, dated June 11, 1999
                   (previously filed).

(a)(5)             Supplement to Offer to Purchase, dated July 1, 1999.

(a)(6)             Letter, dated July 1, 1999, from AIMCO OP to the Limited
                   Partners of the Partnership.

(a)(7)             Notice of Withdrawal, dated July 1, 1999.

(b)                Amended and Restated Credit Agreement (Unsecured
                   Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings
                   Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's
                   Current Report on Form 8-K, dated October l, 1998, is incorpo rated herein by this reference).

(b)(2)             First Amendment to Credit Agreement, dated as of November 6,
                   1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America
                   National Trust and Savings Association (Exhibit 10.2 to
                   AIMCO's Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1998, is incorporated herein by this reference).

(c)                Not applicable.

(d)                Not applicable.

(e)                Not applicable.

(f)                Not applicable.

(z)(1)             Agreement of Joint Filing, dated June 2, 1999, among AIMCO,
                   AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Madison River and
                   Cooper River (previously filed).


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